February 20, 2025

Stephen Lemieux
Chief Financial Officer
Edesa Biotech, Inc.
100 Spy Court
Markum, ON L3R 5H6
Canada

       Re: Edesa Biotech, Inc.
           Form 10-K for Fiscal Year Ended September 30, 2024
           File No. 001-37619
Dear Stephen Lemieux:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 44

1. Considering the significant research and development expenses you have historically incurred and expect to continue to incur, please provide revised disclosure to be included in future filings to include more disaggregated disclosures for your research and development expenses. Please address the following to more clearly disclose the trends experienced during the periods presented:
           Revise to to break out the costs incurred during each period presented by product candidate or therapeutic area.
           If you do not track your research and development costs by product or therapeutic area, please disclose that fact and separately quantify the total amount of external costs recognized for each period presented.
           For all other research and development expenses, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research
 February 20, 2025
Page 2

          and development expenses incurred (i.e. quantify by nature or type of expense).
          The total of costs broken out should reconcile to total research and development expense on the Statements of Operations.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-
3649 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences